FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

___________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

AMENDMENT NO. 6
to
ANNUAL REPORT
of

PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)
____________________

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001
___________________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (j)	2013-14 First Quarter Ontario Finances

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.
August 12, 2013	PROVINCE OF ONTARIO (Name of registrant) By: /s/ Irene Stich Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (j):	2013-14 First Quarter Ontario Finances

EXHIBIT (j)
2013-14 First Quarter Ontario Finances

ONTARIO FINANCES
2013–14 First Quarter	Quarterly Update – June 30, 2013	Ministry of Finance

Fiscal Summary			2013–14
($ Millions)	Interim 2012–13	Budget Plan	Current Outlook	In-Year Change
Revenue	114,223	116,845	116,845	–
Expense
Programs	113,633	116,983	116,983	–
Interest on Debt1	10,372	10,605	10,605	–
Total Expense	124,005	127,588	127,588	–
Reserve	–	1,000	1,000	–
Surplus / (Deficit)	(9,782)	(11,743)	(11,743)	–

1  Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $241 million in 2012–13 and $271 million in 2013–14.
Note: Numbers may not add due to rounding.

2013–14 Fiscal Outlook

The government is projecting an $11.7 billion deficit for 2013–14, consistent with the 2013 Ontario Budget.

Continued global economic uncertainty will remain a challenge to the Province’s fiscal plan. Since the 2013 Budget, expectations for global economic growth have weakened as there are considerable risks to growth, including a slowdown in several key emerging market economies. Forecasts of United States economic growth have also been reduced. However, recently there are encouraging signs that U.S. growth is picking up.

Managing growth in program spending remains a key component of the Province’s fiscal plan. The government has indicated that engaging the public on the future of their public services requires an ongoing dialogue and the government is committed to consulting the public in this regard.

Key changes to expense projections for the period through the end of June include funding for the operations of the Ontario Northland Transportation Commission at a level consistent with prior years and assistance to those communities impacted by flooding in April. All these expense changes have been offset from elsewhere within the fiscal plan. No change in overall expense is projected.

As the Province moves forward through a sensitive economic recovery, the government will continue its balanced approach towards eliminating the deficit. To this end, the 2013–14 outlook maintains a $1.0 billion reserve and the remaining contingency funds to protect the fiscal plan against any adverse changes in the Province’s revenue and expense.

Further details on the Province’s fiscal plan will be provided in future fiscal updates.

For further information contact Communications Services Branch (416) 325-0333 Frost Building North, Queen’s Park Toronto M7A 1Z1	Ce rapport est disponible en français Pour plus de renseignements contactez Direction des services communications (416) 325-0333 Édifice Frost Nord, Queen’s Park, Toronto M7A 1Z1
This document is available on the Internet at: www.fin.gov.on.ca/en/budget/finances/2013/                                                                                                                                                                                                                      ©Queen’s Printer for Ontario, 2013

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Revenue

The 2013–14 revenue outlook, at $116,845 million, remains unchanged from the 2013 Budget.

There are considerable risks around the revenue outlook. Since the 2013 Budget, average private sector economic forecasts for 2013 and 2014 have been revised downward slightly. In addition, early tax assessment information for income tax and sale tax revenues suggests both upside and downside risks with respect to 2012 revenue performance. The government will continue to monitor economic and revenue developments and will provide further details in future fiscal updates.

Total Expense
The 2013–14 total expense outlook, at $127,588 million, is unchanged from the projection in the 2013 Budget. Key changes to expense projections since the 2013 Budget include:
♦    An increase of $75.0 million in Ministry of Northern Development and Mines expense, as a result of funding, consistent with prior years, to meet health and safety requirements, payroll and supplier obligations and to maintain operations for the Ontario Northland Transportation Commission. The government continues to transform the ONTC and will ensure that the voices of northern municipalities, Aboriginal communities and key industrial stakeholders are heard.

♦    An increase in Ministry of Municipal Affairs and Housing expense of up to $18.0 million to provide financial assistance to a number of municipalities and victims affected by the spring flooding in Central, Eastern and Northern Ontario through the Ministry of Municipal Affairs and Housing’s Ontario Disaster Relief Assistance Program.

♦ A decrease of up to $18.0 million in the contingency funds to offset the expense increase in the Ministry of Municipal Affairs and Housing.
♦ A decrease of $75.0 million in the transition fund to offset the expense increase in the Ministry of Northern Development and Mines.
♦ Interest on debt expense is unchanged from the 2013 Budget forecast.
Reserve at $1.0 Billion
The 2013 Budget included a $1.0 billion reserve in 2013–14 to protect the fiscal plan from the potential impact of external events that could deteriorate the Province’s fiscal performance and to help ensure the achievement of the government’s fiscal target. The full amount of the reserve remains available to protect the fiscal plan from any unforeseen events.

Ontario Finances	Fiscal Performance

Review of Selected Financial and Economic Statistics1 ($ Millions)
	2009–102	2010–11	2011–12	Interim 2012–13	Current Outlook 2013–14
Revenue	96,313	107,175	109,773	114,223	116,845
Expense
Programs	106,856	111,706	112,660	113,633	116,983
Interest on Debt3	8,719	9,480	10,082	10,372	10,605
Total Expense	115,575	121,186	122,742	124,005	127,588
Reserve	–	–	–	–	1,000
Surplus / (Deficit)	(19,262)	(14,011)	(12,969)	(9,782)	(11,743)
Net Debt4	193,589	214,511	235,582	252,790	272,810
Accumulated Deficit	130,957	144,573	158,410	168,192	179,935
Gross Domestic Product (GDP) at Market Prices5	594,644	625,108	655,125	674,899	695,352
Household Income	410,859	423,685	441,639	455,947	468,636
Ontario Population (000s) – July 1	13,069	13,224	13,366	13,506	13,632
Net Debt per Capita (dollars)	14,813	16,222	17,625	18,717	20,012
Household Income per Capita (dollars)	31,438	32,040	33,041	33,759	34,377
Interest on Debt as a per cent of Revenue	9.1	8.8	9.2	9.1	9.1
Net Debt as a per cent of GDP5	32.6	34.3	36.0	37.5	39.2
Accumulated Deficit as a per cent of GDP5	22.0	23.1	24.2	24.9	25.9

1      Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget, a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review, and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
2      Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3      Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11, $234 million in 2011–12, $241 million in 2012–13 and $271 million in 2013-14.
4      Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards.
5     Gross Domestic Product amounts are based on Statistics Canada’s new, revised international standard for economic accounts – the SNA 2008 (System of National Accounts), which includes major conceptual, classification and methodological improvements.
Sources: Ontario Ministry of Finance and Statistics Canada.

Ontario Finances	Ontario Economic Outlook

Ontario Economic Outlook

The Ontario economy continues to grow in a challenging global environment, although the pace of growth remains modest. Since the 2013 Budget, expectations for global economic growth have moderated. The International Monetary Fund, in its July Global Outlook, lowered projected growth for the world economy from 3.3 per cent to 3.1 per cent. The average forecast for 2013 real GDP growth in the United States, Ontario’s largest trading partner, has fallen from 2.1 per cent at the time of the 2013 Budget to 1.5 per cent.

As of August 8, 2013, private-sector forecasters, on average, project Ontario real GDP will increase by 1.5 per cent in 2013, down slightly from a 1.6 per cent increase expected at the time of the 2013 Budget. Private-sector forecasts for Ontario real GDP growth in 2014 have eased slightly, now averaging 2.3 per cent, down from 2.4 per cent at the time of the Budget. While private-sector forecasts have eased since the time of the Budget, they remain in-line with the Ministry of Finance’s 2013 Budget planning projection.

Ontario Finances	Economic Performance

Ontario Real GDP
♦    In the first calendar quarter of 2013, Ontario’s real GDP increased at a 1.0 per cent annualized rate, after edging up at a 0.6 per cent annualized rate in the fourth quarter of 2012. Ontario’s real GDP has increased 8.3 per cent since the recession ended in the second quarter of 2009 and is now 2.7 per cent above the pre-recession level set in the second quarter of 2008.

Labour Market
♦    Ontario employment increased 0.5 per cent in the second (calendar) quarter of 2013, following a 0.2 per cent gain in the first quarter. As of July 2013, Ontario employment was 167,900 (+2.5 per cent) net jobs above the pre-recession peak reached in September 2008.

♦ The unemployment rate was 7.6 per cent in July, well below the recessionary high of 9.4 per cent in June 2009.
Retail Sales
♦    Ontario retail sales over the first two months of the second quarter grew 1.3 per cent above the first quarter average. Over the first five months of 2013, retail sales are up 0.5 per cent compared to the same period in 2012.

Inflation
♦    The Ontario Consumer Price Index (CPI) rose 0.7 per cent (year-over-year) in the second quarter of 2013, the slowest rate of inflation since the third quarter of 2009. Lower prices for gasoline and clothing contributed to the slower overall rate of inflation for the quarter.

Housing Market
♦    Ontario home resales advanced by 5.3 per cent in the second quarter, after edging up by 0.4 per cent in the previous quarter. On a year-to-date basis, Ontario home resales were down 6.8 per cent in the first half of 2013 compared to the same period in 2012.

♦ Ontario housing starts increased 2.1 per cent in the second quarter, following a decline of 18.2 per cent in the previous quarter.
Manufacturing Sales and International Exports
♦    Ontario manufacturing sales over the first two months of the second quarter advanced by 1.6 per cent above the first quarter average. On a year-to-date basis, manufacturing sales were down 2.4 per cent compared to the first five months of 2012.

♦    Ontario international goods exports (on a customs basis1) increased 4.0 per cent in the second quarter of 2013 following a 1.4 per cent advance in the previous quarter. Ontario international goods imports rose by 2.3 per cent in the second quarter, following a 2.0 per cent rise in the first quarter.

1 Seasonally adjusted by the Ontario Ministry of Finance.

Ontario Finances	Economic Trends and Performance

Key Economic Indicators (Seasonally adjusted per cent change from previous period, unless indicated otherwise)
		Annual	Annual	Quarterly
		2011	2012	2012:Q1	2012:Q2	2012:Q3	2012:Q4	2013:Q1
Gross Domestic Product
Real GDP	Ontario	1.8	1.5	0.3	0.5	0.2	0.1	0.2
Nominal GDP	Ontario	4.8	3.0	0.8	0.6	0.6	0.1	0.8

		Annual	Annual	Monthly 2013
		2011	2012	Mar	Apr	May	June	July
Other Indicators (Seasonally Adjusted)
Labour Markets
Labour Force (Change in 000s)		65.1	55.5	-21.3	4.4	22.9	4.3	3.4
Employment (Change in 000s)		121.3	52.4	-17.4	3.8	50.6	-8.2	-10.6
Unemployment Rate (%)		7.8	7.8	7.7	7.7	7.3	7.5	7.6
Household Sector
Retail Sales		3.6	1.6	0.3	-0.1	1.8	N/A	N/A
Housing Starts1		12.2	13.2	-14.2	-12.4	44.9	-11.4	-1.2
MLS Home Resales		2.6	-2.1	0.9	1.8	3.5	1.7	N/A
Manufacturing Sales		6.3	5.3	-0.2	-0.8	1.9	N/A	N/A
Transportation Equipment		5.8	17.2	-0.4	-1.1	1.1	N/A	N/A
Consumer Price Index2		3.1	1.4	1.0	0.4	0.5	1.3	N/A

1     Monthly housing starts are expressed at a seasonally adjusted annual rate.
2     Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.

ONTARIO  FINANCES
Financial Tables

Revenue

($ Millions)	2013–14
	Interim 2012–13	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	26,147	27,578	27,578	-
Sales Tax	21,107	21,856	21,856	-
Corporations Tax	11,993	11,269	11,269	-
Education Property Tax1	5,678	5,694	5,694	-
Employer Health Tax	5,184	5,318	5,318	-
Ontario Health Premium	3,093	3,226	3,226	-
Gasoline Tax	2,367	2,377	2,377	-
Land Transfer Tax	1,459	1,382	1,382	-
Tobacco Tax	1,143	1,123	1,123	-
Fuel Tax	707	719	719	-
Beer and Wine Tax	569	574	574	-
Electricity Payments-In-Lieu of Taxes	362	366	366	-
Other Taxes	475	493	493	-
	80,282	81,975	81,975	-
Government of Canada
Canada Health Transfer	11,396	12,067	12,067	-
Canada Social Transfer	4,591	4,727	4,727	-
Equalization	3,261	3,169	3,169	-
Infrastructure Programs	138	145	145	-
Labour Market Programs	912	905	905	-
Social Housing	476	468	468	-
Wait Times Reduction Fund	97	97	97	-
Other Federal Payments	839	897	897	-
	21,710	22,475	22,475	-
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,798	2,020	2,020	-
Liquor Control Board of Ontario	1,706	1,747	1,747	-
Ontario Power Generation Inc. and Hydro One Inc.	968	712	712	-
	4,472	4,479	4,479	-
Other Non-Tax Revenue
Reimbursements	948	973	973	-
Vehicle and Driver Registration Fees	1,163	1,273	1,273	-
Electricity Debt Retirement Charge	957	957	957	-
Power Supply Contract Recoveries	1,262	1,274	1,274	-
Sales and Rentals	1,124	1,075	1,075	-
Other Fees and Licences	761	821	821	-
Net Reduction of Power Purchase Contract Liability	263	243	243	-
Royalties	242	242	242	-
Miscellaneous Other Non-Tax Revenue	1,039	1,058	1,058	-
	7,759	7,916	7,916	-
Total Revenue	114,223	116,845	116,845	-

1     Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
Note: Numbers may not add due to rounding.

Total Expense

($ Millions)			2013–14
	Interim 2012–13	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs1	66.2	64.7	64.7	-
Agriculture and Food / Rural Affairs1	1,028.7	1,034.5	1,034.5	-
Attorney General	1,698.2	1,751.3	1,751.3	-
Board of Internal Economy	200.0	200.0	200.0	-
Children and Youth Services	4,007.2	4,160.9	4,160.9	-
Citizenship and Immigration	121.7	104.0	104.0	-
Community and Social Services	9,769.5	10,173.1	10,173.1	-
Community Safety and Correctional Services	2,294.7	2,326.1	2,326.1	-
Consumer Services	20.4	24.0	24.0	-
Economic Development Trade and Employment / Research and Innovation1	972.9	911.0	911.0	-
Education1	23,548.4	24,147.0	24,147.0	-
Energy1	382.6	339.6	339.6	-
Environment1	486.0	495.2	495.2	-
Executive Offices	30.2	30.8	30.8	-
Finance1	911.3	1,043.8	1,043.8	-
Francophone Affairs, Office of	5.2	5.0	5.0	-
Government Services1	1,150.7	1,064.4	1,064.4	-
Health and Long-Term Care	47,774.2	48,854.9	48,854.9	-
Infrastructure1	43.2	351.0	351.0	-
Labour	286.9	305.7	305.7	-
Municipal Affairs and Housing1	809.0	789.6	789.6	-
Natural Resources1	711.3	715.6	715.6	-
Northern Development and Mines	770.8	724.6	799.6	75.0
Tourism, Culture and Sport1	1,441.0	1,193.3	1,193.3	-
Training, Colleges and Universities1	7,363.5	7,664.7	7,664.7	-
Transportation	2,533.9	2,767.1	2,767.1	-
Interest on Debt2	10,372.0	10,605.0	10,605.0	-
Other Expense	5,206.0	6,741.2	6,666.2	(75.0)
Year-End Savings3	–	(1,000.0)	(1,000.0)	-
Total Expense	124,005.5	127,588.1	127,588.1	-

1     Details on other ministry expense can be found in the Other Expense table.
2     Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $241 million in 2012–13 and $271 million in 2013–14.
3     As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense

($ Millions)			2013–14
	Interim 2012–13	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs
One-Time Investments – Settlements	0.0	-	-	-
Agriculture and Food / Rural Affairs
Time-Limited Investments in Infrastructure	18.6	7.0	7.0	-
Time-Limited Assistance	10.0		-	-
Economic Development, Trade and Employment / Research and Innovation
Time-Limited Investments for Youth	-	50.0	50.0	-
Education
One-Time Savings – Labour Savings	(1,133.0)	-	-	-
Teachers’ Pension Plan1	895.0	939.0	939.0	-
Energy
Ontario Clean Energy Benefit	1,029.4	1,040.0	1,040.0	-
Environment
Time-Limited Investments	77.8	-	-	-
Finance
Ontario Municipal Partnership Fund	592.2	568.9	568.9	-
Operating Contingency Fund	50.0	500.0	482.0	(18.0)
Power Supply Contract Costs	1,262.0	1,274.0	1,274.0	-
Transition Fund	225.0	150.0	75.0	(75.0)
Government Services
Pension and Other Employee Future Benefits	1,540.0	1,516.0	1,516.0	-
Infrastructure
Capital Contingency Fund	-	100.0	100.0	-
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing	157.8	155.2	155.2	-
Time-Limited Investments	42.4	3.0	21.0	18.0
Natural Resources
Emergency Forest Firefighting	157.6	70.7	70.7	-
Tourism, Culture and Sport
Time-Limited Investments to Support Pan/Parapan Am Games	281.2	289.4	289.4	-
Training, Colleges and Universities
Time-Limited Investments	-	78.0	78.0	-
Total Other Expense	5,206.0	6,741.2	6,666.2	(75.0)
1 Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan are $1,395 million in 2012–13 and $1,452 million in 2013–14. Note: Numbers may not add due to rounding.

2013–14 Infrastructure Expenditures

($ Millions)		2013–14 Current Outlook
Sector	Total Infrastructure Expenditures 2012–13 Interim	Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,545	2,892	485	3,377
Provincial Highways	2,130	2,228	-	2,228
Other Transportation3	699	652	84	736
Health
Hospitals	2,806	2,672	205	2,877
Other Health	314	139	166	305
Education	2,074	1,938	65	2,003
Postsecondary
Colleges	375	413	1	414
Universities	112	-	155	155
Water / Environment	256	46	102	149
Municipal and Local Infrastructure	609	297	467	764
Justice	775	300	93	393
Other	509	986	199	1,185
Subtotal	13,203	12,564	2,021	14,584
Less: Other Partner Funding4	1,326	1,040	-	1,040
Total Excluding Partner Funding	11,877	11,524	2,021	13,545
Less: Other Capital Contributions5	516	373	115	488
Total Provincial Expenditure6	11,361	11,151	1,906	13,057

1     Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $271 million.
2     Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3     Other transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., winter roads, remote airports).
4     Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
5     Mostly federal government transfers for capital investments. 2012–13 amount includes $135 million to reflect federal contributions for prior years’ investments in the Rt. Hon. Herb Grey (formerly Windsor-Essex) Parkway.
6     Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.6 billion for 2012–13.
Note: Numbers may not add due to rounding.

Ontario’s 2013–14 Financing Program

Province and Ontario Electricity Financial Corporation ($ Millions)
	Interim 2012–13	2013–14
		Budget Plan	Current Outlook	In-Year Change
Deficit / (Surplus)	9,782	11,743	11,743	-
Investment in Capital Assets	9,595	11,116	11,116	-
Non-Cash Adjustments	(1,760)	(3,932)	(3,932)	-
Net Loans / Investments	892	1,564	1,564	-
Debt Maturities	17,287	23,683	23,683	-
Debt Redemptions	238	300	300	-
Total Funding Requirement	36,034	44,474	44,474	-
Canada Pension Plan Borrowing	(775)	(45)	(45)	-
Decrease / (Increase) in Short-Term Borrowing	(2,997)	(1,540)	(1,540)	-
Increase / (Decrease) in Cash and Cash Equivalents	3,819	(5,807)	(5,807)	-
Maturity of Debt Buyback	(1,200)	(3,700)	(3,700)	-
2012–13 Debt Buyback	1,700	-	-	-
Total Long-Term Public Borrowing Requirement	36,581	33,382	33,382	-
Note: Numbers may not add due to rounding.

Borrowing Program Status (as at June 30, 2013) ($ Billions)
	Completed	Remaining	Total
Province	6.8	22.9	29.7
Ontario Electricity Financial Corporation	1.0	2.7	3.7
Total	7.7	25.6	33.4
Note: Numbers may not add due to rounding.

♦	Long-Term Public Borrowing completed as at June 30, 2013, totalled $7.7 billion as follows:

($ Billions)
Ontario Savings Bonds	0.4
Domestic Issues	7.3
Global/ US Dollar/ Other Issues	0.0
7.7

♦	As domestic investors have continued to show a preference for longer-term maturities, Ontario has been able to extend the term to maturity of its debt.